Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

August 3, 2015

VIA EDGAR AND FEDERAL EXPRESS

Laura Nicholson
Special Counsel
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Darden Restaurants, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 20, 2015
File No. 001-13666

Dear Ms. Nicholson:

On behalf of Darden Restaurants, Inc., a Florida corporation (“Darden” or the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in the Staff’s letter, dated August 3, 2015, with respect to certain statements contained in the Preliminary Proxy Statement filed by Darden on July 20, 2015. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

General

1.	Please file a form of proxy card as required by Rule 14a-6 of Regulation 14A.

Response: The Company has included the form of proxy card to its Revised Preliminary Proxy Statement on Schedule 14A.

Proposal 7 - Eliminate the supermajority voting requirement for certain business combinations with interested shareholders, page 19

2.
Please revise to briefly explain the reasons for and general effect of the proposed amendment to eliminate the supermajority voting requirement for certain business combinations with interested shareholders. Refer to Item 19 of Schedule 14A. In so doing, please also revise to clarify whether the company will be governed by Section 607.0901 of the Florida Business Corporation Act, since it appears from your disclosure on page

2 that the requirements of this provision will apply following the amendment, but your disclosure here, and Section (3) of Article VIII of your proposed Articles of Incorporation set forth in Appendix A, still indicate that you have opted not to be governed by this provision.

Response: The Staff’s comments are noted and the Company has revised its disclosure on pages 19, 22 and 23, and page A-7 of Appendix A of the Revised Preliminary Proxy Statement to address the Staff's comments.

* * *

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 918-8270 or Lillian Tsu at (212) 918-3599.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

cc: Anthony G. Morrow, Darden Restaurants, Inc.